

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
James R. Mountain
Chief Financial Officer
ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963

> **Re: ARMOUR Residential REIT, Inc.**
> **Form 10-K**
> **Filed February 27, 2014**
> **File No. 001-34766**

Dear Mr. Mountain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 1A. Risk Factors, page 7

"We leverage our portfolio investments in Agency Securities…," page 17

1.   In future Exchange Act periodic reports, and to the extent applicable, please name any repurchase agreement lenders holding collateral in excess of 5% of stockholder's equity in your risk factor related to repurchase agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Repurchase Agreements, page 47

2.   Please tell us if the amount at risk under repurchase agreements with any individual counterparty or group of related counterparties exceeds 10% of stockholders' equity as of

the most recent balance sheet date. To the extent such amounts exceed 10%, disclose in future filings, the name of each counterparty or group of related counterparties, the amount of risk with each and the weighted average maturity of repurchase agreements with each. Within your response provide an example of your intended disclosure

Financial Statements

Notes to Consolidated Financial Statements

Note 5- Fair Value of Financial Instruments, page F-14

3.   Please clarify why cash balances posted to or held by counterparties as collateral are classified as Level 2 within the fair value hierarchy.

Form 10-Q for the period ended March 31, 2014

Financial Statements

Notes to Condensed Financial Statements

Note 6 – Repurchase Agreements, page 17

4.   Please tell us why the weighted average contractual rates presented are significantly higher for the period ended March 31, 2014 compared to the year ended December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or the undersigned at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at 202-551-3758 or Kristina Aberg, Attorney-Advisor at 202-551-3404 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief